
PARALAND REALMS
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● REGULATION CROWDFUNDING · NOW ON HIGHLANDER
Own a Piece of the World Where Fantasy and Reality Collide.
Paraland Realms is an award-winning, multi-platform studio building a single fantasy universe across streaming animation, virtual reality, and tabletop — led by a creator with over a decade of experience in animation.
Invest in Paraland →
▶ Watch the reel
$500K
MAX OFFERING
$1.00
PER SHARE
$200
MINIMUM
6
FESTIVAL HONORS
🏆 Award Winner
PARALAND
3 platforms · 1 universe
SCI-FI & FANTASY
★ OFFICIAL SELECTION · MOMOXCA FANTASTIC FILM FESTIVAL
★ 12 UNIQUE FANTASY RACES · ONE INTERCONNECTED CANON
★ MILLIONS OF VIEW

— SEE IT IN MOTION —

Take your first step into our world.

Watch the first 3 minutes of Paraland and meet our heroes.



PARALAND
AWARD WINNER
INDIEX FILM FEST
OFFICIAL SELECTION
Burbank International Film Festival
2024
OFFICIAL SELECTION
Fantasy/Sci-Fi Film & Screenplay Festival
2024
FINALIST
Palm Springs International Trailer Contest
2024
PLAY WITH SOUND

- Award Winner · Fantasy/Sci-Fi Film Festival 2024
- Award Winner · IndieX Film Fest, Los Angeles
- Finalist · Palm Springs International Trailer Contest

— INVESTOR PERKS —

The deeper you go, the further in you get.

Every investor gets into the Investor Shop. From there, each tier opens another door into how Paraland actually gets made — and the top tier puts your name on it.

TIER ONE

Paralander

$200 – $999

- Access to the exclusive **Investor Shop** — early access to merch drops, product launches and investor-only apparel, for as long as we're making them.

TIER TWO

Heroic Paralander

$1,000 – $2,999

- **Everything in Paralander**
- Design polls for characters, backgrounds and props — a real say in how the world looks NDA

TIER THREE

Champion Paralander

$3,000 – $4,999

- **Everything in Heroic Paralander**
- Table reads with non-binding surveys — weigh in on the story itself NDA
- Early beta testing for the games NDA
- Sign up for gameplay testing, including discounted figurines you keep NDA

ONLY 12 AVAILABLE

TIER FOUR

Council of Paraland

$5,000 and up

- **Everything in Champion Paralander**
- **Executive Producer credit** on all Paraland creative products
- VIP access to every premiere and event
- VIP discount code — 10% off any product drop

Perks are offered by Paraland Realms and are not part of the securities being offered. Items marked NDA require a signed non-disclosure agreement. The Council of Paraland tier is limited to 12 investors and is allocated on a first-come basis.

— WHY INVEST —

One universe. Every way people already spend their time.

Most entertainment startups bet everything on a single format. Paraland Realms builds one deep, interconnected world and monetizes it across streaming, gaming, and physical product — so every story asset works three times over.

👑

Industry-veteran leadership

Founder Patrick McCarthy has spent 7 years at *Family Guy*, and amassed millions of views on previous fantasy-based animations.

🕹️

Three revenue surfaces

Streaming series, a VR monster-collecting RPG, and a collectible strategy game — each introduced to audiences inside the show itself.

🤝

Partners already in place

Yukaimo Masters is in development with VR studio partner Impact Inked, alongside a credited roster of eighteen-plus contributing creatives.

THE EXPLAINER

Why we're raising, in Patrick's own words

PATRICK MCCARTHY, FOUNDER · 2:45



THE WORLD

Paraland is a parallel to our own world.

The characters of the show are all parallels to the people in the life of the creator, Patrick McCarthy. The story of moving to LA in the pursuit of becoming a creator of his own animated series gets retold as a King of a fantasy world where the gods have a twisted sense of humor — and keeping the nation safe carries the added burden of competing against absolute monsters for the throne.

Part comedy, part action, and a whole lot of world mystery. From a fantasy standpoint it's a deep dive into how twelve very different races of people would truly navigate a world of diversity. From the comedy side, Karma is a Karacter — and it has a wicked sense of humor. Anything the characters say or do could have cosmic-level impact on how they deal with situations in the near or extremely distant future.

12 fantasy races | Interconnected canon | Comedy · Action · Mystery | Season 1 in development

— WORLDBUILDING —

The Twelve Races





The land of Paraland features 12 unique races that not only parallel fun, rich histories and cultures of our own world, but also parallel people in the creator's life — adding color and personality to our world.

— A WORLD ACROSS PLATFORMS —

Three doors into the same universe.

No matter how you like to interact with your favorite fantasy world, Paraland Realms is building an original story to connect you to it — and every platform feeds the others.

STREAMING


PARALAND

The Animated Series

The flagship. Part comedy, part action, and a whole lot of world mystery — the anchor property that introduces every other platform to the audience.

Award-winning · Comedy · Action

VIRTUAL REALITY



Yukaimo Masters

Quite literally jump into the world of Paraland as you become a magical Yukeeper in a VR monster-collecting RPG — introduced through a special episode in Season 1. In development with partner Impact Inked.

VR RPG · Monster collecting · Impact Inked

TABLETOP & TOYS



Vizwar Champions

Collect and conquer. Paraland's mystical, chess-like game of skill and intellect crosses into the real world as a collectible strategy game — with playtests shaping it in both worlds at once.

Collectible · Strategy · Playtested

— TRACTION —

Recognized before a single episode has aired.

01 **Selections and awards**

Six official selections, awards and finalist honors across the 2024 festival circuit.


OFFICIAL SELECTION
Burbank International
Film Festival
2024
OFFICIAL SELECTION
Momenca Fantastic
Film Festival
2024
AWARD WINNER
Fantasy/Sci-Fi
Film Festival
2024
FINALIST
Palm Springs International
Trailer Contest
2024
INDIEX
FILM FEST

02 **Writing team already finishing Season 1**

Scripts for the first season are being completed now — the show is written, not pitched.

SEASON ONE

SEASON OF DOOM

KEY ART IN PRODUCTION



— MEET THE FOUNDER —

Patrick McCarthy

Patrick McCarthy has a long-running history in animation and with the fantasy genre. He made a series of viral animations paying homage to great cartoons like South Park and Family Guy, as well as creating a Game of Thrones prequel series. Every animation he made went viral, amassing millions of views.

7 yrs	Experience at *Family Guy*
Millions	Of views across multiple solo animated videos — every one went viral

— CONTRIBUTING TEAM MEMBERS —

A short list of people who have already contributed in shaping the wonderful world of Paraland.

Cynthia Furey · Chuck Hayward · Ahmed Bharoocha · Crystal Perea · Celeste Bronfman · Caesar Feliz · Sam Reed · Dee Chavez · Elbert Gu · Juan Luis Bravo · Paul Nam · Mehrshad Aflatouni · Mike Maglio · Mimi Dushiki · Tristan Suri · Lindsey Zecherle · Celenia King · Payton Edwards

— THE OFFERING —

Deal terms.

Paraland Realms is offering equity in the Company. When you invest, you are purchasing partial ownership — as the Company grows, your stake is designed to grow with it.

⚠ Illustrative terms — for discussion purposes only. Final terms will be set in the Company's Form C filing with the SEC.

TYPE OF SECURITY	PRICE PER SHARE	PRE-MONEY VALUATION
Common Stock	**$1.00**	**$19,000,000**
MINIMUM INVESTMENT	MAXIMUM OFFERING	SHARES OFFERED (MAX)
$200	**$500,000**	**500,000**

OFFERING DEADLINE

February 28, 2027

CAMPAIGN PROGRESS

$0 OF $500,000

Live progress will update automatically once the campaign opens on Highlander.

Open to both accredited and non-accredited investors under Regulation Crowdfunding (JOBS Act Title III).

Complete Your Investment →

USE OF PROCEEDS

Where the raise goes.

60%
Season 1 animation production

15%
Yukaimo Masters VR development

15%
Vizwar Champions manufacturing & playtesting

10%
Marketing, community & operations

Illustrative allocation for discussion purposes. Actual use of proceeds will be disclosed in the Company's Form C.

INVESTOR FAQS

Common questions about investing.

- Why should I participate in crowdfunding? +
- Who can invest on Highlander? +
- Are there any limits to how much I can invest? +
- What's the minimum I can invest? +
- What forms of payment can I use to invest? +
- Can I cancel my investment? +
- When is my investment complete? +
- Can I sell my equity once the fundraising is complete? +
- What will the return on my investment be? +

READY TO INVEST?

Our success becomes your profit.

It took years of preproduction to get the show, toys, and game ready to launch together — and we want you to be able to share in the fruit of that labor. Don't just help us make it, own a piece of it!

Invest in Paraland Realms →

Read the FAQs

PARALAND REALMS

Paraland Realms is a multi-platform studio creating animation and games for the fantasy world of Paraland — a new and deep fantasy universe that people can explore as far as they could possibly hope to.

LEGAL DISCLOSURES

RISK DISCLAIMER. WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

Important Information. Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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